EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces
Results for the Second Quarter Ended June 30, 2024
ACHESON, Alberta, July 31, 2024 - North American Construction Group Ltd. ("NACG")(TSX:NOA.TO/NYSE:NOA) today announced results for the second quarter ended June 30, 2024. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended June 30, 2023.
Second Quarter 2024 Highlights:
•Combined revenue of $329.7 million compared favorably to $278.6 million in the same period last year, is a second quarter record and reflected best operational quarter to date from the Australian fleet of the MacKellar Group which was acquired on October 1, 2023.
•Reported revenue of $276.3 million, compared to $195.2 million in the same period last year, was primarily generated by strong equipment utilization of 82% in Australia but was offset by lower equipment operating hours in the oil sands region due to adverse weather conditions in May and June.
•Our net share of revenue from equity consolidated joint ventures was $53.4 million in Q2 2024 and compared to $83.4 million in the same period last year as the increases at Fargo project in the current quarter were offset by gold mine project scopes in Northern Ontario completed in the prior quarter.
•Adjusted EBITDA of $86.9 million and margin of 26.3% compared favorably to the prior period operating metrics of $51.8 million and 18.6%, respectively, as revenue increases drove higher gross EBITDA with margin improvements driven by effective operations in Australia and Canada.
•Combined gross profit of $60.4 million and margin of 18.3% was impacted by a one-time charge for equipment disposal. This margin compares favorably to the 13.0% posted in the same period last year as diversification efforts and effective operations contributed to improved margins in the quarter.
•Cash flows generated from operating activities of $59.0 million was higher than the $40.2 million generated in the prior period as higher cash generation from the strong EBITDA was offset by the temporary impact of changes to working capital in the quarter.
•Free cash flow used in the quarter was $1.5 million. Free cash flow prior to working capital changes and increases in capital work in progress was over $30 million resulting from strong revenues and margins offset by our routine capital maintenance program.
•Net debt was $832.7 million at June 30, 2024, an increase of $109.3 million from December 31, 2023, as year-to-date free cash flow usage and growth asset purchases required debt financing. The cash-related interest rate was 7.0% primarily driven by Bank of Canada posted rates and correlated equipment financing rates.
•Additional highlights: i) transport and delivery of approximately twenty haul trucks from Canada to Australia remains on schedule with commissioning expected in late Q3; ii) ERP implementation in Australia targeting a go-live date in Q3; and iii) equipment telematics progressed with the introduction of Hitachi functionality in Canada and establishment of mobile data infrastructure at mine sites in Australia.
In response to a challenging first half of 2024, the Company has updated its full year expectations with the outlook for the second half of 2024 remaining in line with original expectations set in October 2023. The updated full year adjusted earnings range is $3.95 to $4.15 per share and, with $1.56 generated in the first half of the year, implies a second half range of approximately $2.40 to $2.60 per share.
Joe Lambert, President and CEO, stated, "I am encouraged by the underlying fundamentals of our business. Our drive for operational excellence day-in day-out remains strong as ever and I am proud of the operating culture we have here at NACG. In reviewing our medium and long-term outlooks with our operational and estimating teams in Australia and Canada, we have much to be excited about in the second half of 2024, full year 2025 and beyond."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2024	2023(iv)	2024	2023(iv)
Revenue	$276,314	$195,188	$573,340	$439,517
Total combined revenue(i)	329,723	278,568	675,436	600,909

Gross profit	49,669	21,595	102,959	62,695
Gross profit margin(i)	18.0%	11.1%	18.0%	14.3%

Combined gross profit(i)	60,350	36,258	122,575	92,177
Combined gross profit margin(i)(ii)	18.3%	13.0%	18.1%	15.3%

Operating income	38,705	10,334	76,981	36,042

Adjusted EBITDA(i)(iii)	86,881	51,833	180,132	136,456
Adjusted EBITDA margin(i)(iii)	26.3%	18.6%	26.7%	22.7%

Net income	14,007	12,262	25,376	34,108
Adjusted net earnings(i)	20,822	12,489	41,710	37,766

Cash provided by operating activities	59,013	40,185	70,879	72,009
Cash provided by operating activities prior to change in working capital(i)	68,911	27,145	142,803	92,980

Free cash flow(i)	(1,518)	(4,699)	(43,303)	(30,757)

Purchase of PPE	75,307	38,419	141,960	74,915
Sustaining capital additions(i)	37,313	38,311	97,190	85,502
Growth capital additions(i)	19,943	2,748	39,550	2,748

Basic net income per share	$0.52	$0.46	$0.95	$1.29
Adjusted EPS(i)	$0.78	$0.47	$1.56	$1.43
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Consolidated Statements of Cash Flows
Cash provided by operating activities	$59,013	$40,185	$70,879	$72,009
Cash used in investing activities	(81,965)	(39,236)	(138,698)	(80,153)
Effect of exchange rate on changes in cash	1,491	(417)	(877)	(362)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(i)(ii)	19,943	2,748	39,550	2,748
Capital additions financed by leases(i)	—	(7,979)	(14,157)	(24,999)
Free cash flow(i)	$(1,518)	$(4,699)	$(43,303)	$(30,757)
(i)See "Non-GAAP Financial Measures".
(ii)Included above in Cash used in investing activities.
Declaration of Quarterly Dividend
On July 31, 2024, the NACG Board of Directors declared a regular quarterly dividend (the "Dividend") of ten Canadian cents ($0.10) per common share, payable to common shareholders of record at the close of business on August 30, 2024. The Dividend will be paid on October 4, 2024, and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended June 30, 2024
Revenue for Q2 2024 of $276.3 million represented an increase of $81.1 million (or 42%) from Q2 2023. The increase is primarily due to the inclusion of results from the MacKellar Group ("MacKellar") following its acquisition on October 1, 2023.
The Heavy Equipment - Australia segment showed strong performance, driven by MacKellar’s Q2 results, which exceeded Q1 2024 by 9.9%, largely due to steady and consistent operating conditions in particular at the

EXHIBIT 99.1

Carmichael and Middlemount mine sites. Equipment utilization for the quarter was 82% with May posting a 89%, above the stated target for the Australian fleet of 85%. The month of June did experience some rains late in the month bringing utilization to 79% in that month and tempering revenues slightly. In addition to stable operating conditions during the quarter, certain growth assets were commissioned in both Western Australia and Queensland and had meaningful, but not full quarter, contributions to top-line revenue. DGI Trading Pty Ltd. ("DGI") posted another strong quarter and continues to benefit from international demand for low-cost used components and major parts required by heavy equipment fleets in the mining industry.
The Heavy Equipment - Canada segment posted a decline in revenue compared to the prior year as equipment utilization decreased to 42% from adverse weather conditions in May and June. Wildfire protocols caused work stoppages in May and heavy rainfall in May and June caused work shifts being cancelled due to mine site and haul road conditions. It is estimated that the abnormally poor weather conditions in the quarter affected top-line results by approximately $20 million. Quarter over quarter, revenue decreased 30.6% and was primarily driven by changes in work completed at the Fort Hills and Syncrude mines as volumes at the Millenium mine remained consistent, in addition to the poor weather. Additionally, the comparative quarter benefited from higher utilization rates from NACG assets being operated at the gold mine in northern Ontario, a project that concluded in late August 2023.
Combined revenue of $329.7 million represented a $51.2 million (or 18%) increase from Q2 2023. Our share of revenue generated in Q2 2024 by joint ventures and affiliates was $53.4 million, compared to $83.4 million in Q2 2023. The completion of the gold mine project in northern Ontario at the end of August 2023 was the primary driver of this quarter over quarter variance. Offsetting this variance was the Fargo-Moorhead flood diversion project which completed another strong operational quarter, posted a 98% increase from scopes completed in the prior quarter and surpassed the 40% completion mark in June.
Adjusted EBITDA and the associated margin of $86.9 million and 26.3% exceeded our Q2 2023 results of $51.8 million and 18.6%, respectively. Despite lower revenue in the oil sands region, effective and efficient operation of the heavy equipment fleets in Australia and Canada and the implemented reductions of variable and fixed costs where necessary generated a strong EBITDA margin for Q2 2024. EBITDA margin for this quarter was relatively consistent with Q1 2024 and is reflective of the underlying consistent business of our heavy equipment fleets.
Depreciation of our equipment fleet was 14.3% of revenue in the quarter but when factoring out the one-time loss on disposal, averaged 12.8% for the quarter. Depreciation as a percentage of revenue was 17.7% for the Heavy Equipment - Canada fleet which was higher than our historical average as increased customer demand for heavy equipment rentals has changed the revenue profile. The Heavy Equipment - Australia fleet, which averaged approximately 9.4% of revenue, was driven by MacKellar and reflected both productive operations in the quarter as well as the depreciation of fair market values allocated upon purchase. On a combined basis, depreciation averaged 13.4% of combined revenue in the quarter as the lower capital intensity in Fargo and Nuna joint ventures modestly reduced the ratio.
General and administrative expenses (excluding stock-based compensation) were $12.8 million, or 4.6% of revenue, compared to $7.2 million, or 3.7% of revenue in Q2 2023. The increase in expenses reflects the acquisition of the MacKellar Group. The increase as a percentage of revenue, in particular from the Q1 rate of 3.8%, equally reflects both the lower revenue in the quarter but also the impacts of higher accounting, audit and legal costs associated with the added first-year integration of the MacKellar acquisition.
Cash related interest expense for the quarter was $13.6 million at an average cost of debt of 7.0%, compared to 6.9% in Q2 2023, as rates posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing. Total interest expense was $14.3 million in the quarter, compared to $7.5 million in Q2 2023 based on the debt financing incurred upon acquisition of the MacKellar Group on October 1, 2023.
Adjusted earnings per share ("EPS") of $0.78 on adjusted net earnings of $20.8 million was up 66% from the prior year figure of $0.47, consistent with the adjusted EBIT performance which was up 102.1% quarter over quarter. As mentioned above, the step-changes in interest from the MacKellar acquisition offset EBIT performance with the effective income tax rates being comparable for both quarters. Weighted-average common shares levels for the second quarters of 2024 and 2023 were relatively stable at 26,730,049 and 26,409,357, respectively, net of shares classified as treasury shares.
Free cash flow for the three months ended June 30, 2024, was a use of cash of $1.5 million. Adjusted EBITDA of $86.9 million less sustaining capital additions of $37.3 million and cash interest expense of $13.6 million generated $36.0 million of cash flow in the quarter. The difference of $37.5 million is primarily related to increases in working capital ($9.9 million) and capital work in progress ($18.2 million) balances.

EXHIBIT 99.1

2024 Strategic Focus Areas
•Safety - now on an international basis, maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field;
•Execution - enhance equipment availability in Canada and Australia through in-house fleet maintenance, reliability programs, technical improvements, and management systems;
•Operational excellence - with a specific focus on Nuna Group of Companies, put into action practical and experienced-based protocols to ensure predictable high-quality project execution;
•Integration - implement ERP and best practices at MacKellar, including identification of opportunities to better utilize our capital and equipment in Australia;
•Diversification - pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and
•Sustainability - further develop and deliver into our environmental, social, and governance targets as disclosed and committed to in our annual reporting.
Liquidity
Our current liquidity positions us well moving forward to fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $189.0 million includes total liquidity of $145.9 million and $26.0 million of unused finance lease borrowing availability as at June 30, 2024. Liquidity is primarily provided by the terms of our $480.7 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement.

	June 30, 2024	December 31, 2023
Cash	$68,343	$88,614
Credit Facility borrowing limit	480,706	478,022
Credit Facility drawn	(370,706)	(317,488)
Letters of credit outstanding	(32,366)	(31,272)
Cash liquidity(i)	$145,977	$217,876
Finance lease borrowing limit	350,000	350,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(258,701)	(220,466)
Guarantees provided to joint ventures	(68,325)	(74,831)
Total capital liquidity(i)	$188,951	$292,579
(i)See "Non-GAAP Financial Measures".
NACG’s Outlook for 2024
The following table provides projected key measures for 2024. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2024
Combined revenue(i)	$1.4 - $1.5B
Adjusted EBITDA(i)	$395 - $415M
Sustaining capital(i)	$150 - $170M
Adjusted EPS(i)	$3.95 - $4.15
Free cash flow(i)	$100 - $120M

Capital allocation
Growth spending(i)	$55 - $70M
Net debt leverage(i)	Targeting 1.8x

(i)See "Non-GAAP Financial Measures".
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended June 30, 2024, tomorrow, Thursday, August 1, 2024, at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 50329

EXHIBIT 99.1

A replay will be available through September 2, 2024, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 50329
Playback Passcode: 50329
The Q2 2024 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=B7693753-DDB7-43BF-BB65-E1EE01D80F4A
A replay will be available until September 2, 2024, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the quarter ended June 30, 2024, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q2 2024 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, we changed our accounting policy for the elimination of our proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We have accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in the Financial Statements.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include all information provided under the above heading "NACG's Outlook".
The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and six months ended June 30, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.

EXHIBIT 99.1

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "capital additions", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined gross profit", "combined gross profit margin", "equity investment EBIT", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "gross profit margin", "growth capital", "margin", "net debt", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Revenue from wholly-owned entities per financial statements	$276,314	$195,188	$573,340	$439,517
Share of revenue from investments in affiliates and joint ventures	112,377	158,485	238,215	347,970
Elimination of joint venture subcontract revenue	(58,968)	(75,105)	(136,119)	(186,578)
Total combined revenue(i)	$329,723	$278,568	$675,436	$600,909
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Gross profit from wholly-owned entities per financial statements	$49,669	$21,595	$102,959	$62,695
Share of gross profit from investments in affiliates and joint ventures	10,681	14,663	19,616	29,482
Combined gross profit(i)	$60,350	$36,258	$122,575	$92,177

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".

EXHIBIT 99.1

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Net income	$14,007	$12,262	$25,376	$34,108
Adjustments:
Loss (gain) on disposal of property, plant and equipment	32	(713)	293	500
Stock-based compensation (benefit) expense	(1,859)	4,804	1,749	10,741
Change in fair value of contingent obligation from adjustments to estimates	7,420	—	8,858	—
Restructuring costs	—	—	4,517	—
Write-down on assets held for sale	4,181	—	4,181	—
Loss on equity investment customer bankruptcy claim settlement	—	759	—	759
Loss (gain) on derivative financial instruments	273	(1,852)	273	(4,361)
Net unrealized (gain) loss on derivative financial instruments included in equity earnings in affiliates and joint ventures	(984)	(1,655)	970	(1,221)
Tax effect of the above items	(2,248)	(1,116)	(4,507)	(2,760)
Adjusted net earnings(i)	20,822	12,489	41,710	37,766
Adjustments:
Tax effect of the above items	2,248	1,116	4,507	2,760
Increase in fair value of contingent obligation from interest accretion expense	4,143	—	8,098	—
Interest expense, net	14,339	7,511	29,936	14,822
Income tax expense	5,152	1,757	9,557	10,159
Equity earnings in affiliates and joint ventures(iii)	(6,629)	(9,344)	(5,117)	(18,686)
Equity investment EBIT(i)(iii)	6,555	9,541	2,787	19,324
Adjusted EBIT(i)	46,630	23,070	91,478	66,145
Adjustments:
Depreciation and amortization	39,941	24,664	84,182	61,355
Write-down on assets held for sale	(4,181)	—	(4,181)	—
Equity investment depreciation and amortization(i)	4,491	4,099	8,653	8,956
Adjusted EBITDA(i)	$86,881	$51,833	$180,132	$136,456
(i)See "Non-GAAP Financial Measures".
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Equity earnings in affiliates and joint ventures	$6,629	$9,344	$5,117	$18,686
Adjustments:
Interest (income) expense, net	(146)	(530)	(719)	(173)
Income tax expense	72	722	(1,436)	846
Loss (gain) on disposal of property, plant and equipment	—	5	(175)	(35)
Equity investment EBIT(i)	$6,555	$9,541	$2,787	$19,324
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".
About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2024	December 31, 2023
Assets
Current assets
Cash	$68,343	$88,614
Accounts receivable	142,451	97,855
Contract assets	12,886	35,027
Inventories	69,388	64,962
Prepaid expenses and deposits	7,942	7,402
Assets held for sale	10,707	1,340
	311,717	295,200
Property, plant and equipment, net of accumulated depreciation of $453,854 (December 31, 2023 – $423,345)	1,204,091	1,142,946
Operating lease right-of-use assets	13,962	12,782
Investments in affiliates and joint ventures	81,206	81,435
Other assets	5,666	7,144
Intangible assets	8,066	6,971
Total assets	$1,624,708	$1,546,478
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$119,742	$146,190
Accrued liabilities	57,100	72,225
Contract liabilities	9	59
Current portion of long-term debt	91,962	81,306
Current portion of contingent obligations	32,350	22,501
Current portion of operating lease liabilities	1,670	1,742
	302,833	324,023
Long-term debt	692,150	611,313
Long-term portion of contingent obligations	81,478	93,356
Operating lease liabilities	12,705	11,307
Other long-term obligations	42,103	41,001
Deferred tax liabilities	113,808	108,824
	1,245,077	1,189,824
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2024 - 27,827,282 (December 31, 2023 – 27,827,282))	229,455	229,455
Treasury shares (June 30, 2024 - 1,097,940 (December 31, 2023 - 1,090,187))	(16,394)	(16,165)
Additional paid-in capital	23,279	20,739
Retained earnings	143,060	123,032
Accumulated other comprehensive income (loss)	231	(407)
Shareholders' equity	379,631	356,654
Total liabilities and shareholders’ equity	$1,624,708	$1,546,478

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023(i)	2024	2023(i)
Revenue	$276,314	$195,188	$573,340	$439,517
Cost of sales	187,022	149,241	386,817	316,085
Depreciation	39,623	24,352	83,564	60,737
Gross profit	49,669	21,595	102,959	62,695
General and administrative expenses	10,932	11,974	25,685	26,153
Loss (gain) on disposal of property, plant and equipment	32	(713)	293	500
Operating income	38,705	10,334	76,981	36,042
Interest expense, net	14,339	7,511	29,936	14,822
Equity earnings in affiliates and joint ventures	(6,629)	(9,344)	(5,117)	(18,686)
Change in fair value of contingent obligations	11,563	—	16,956	—
Loss (gain) on derivative financial instruments	273	(1,852)	273	(4,361)
Income before income taxes	19,159	14,019	34,933	44,267
Current income tax (benefit) expense	(1,469)	567	2,765	1,703
Deferred income tax expense	6,621	1,190	6,792	8,456
Net income	$14,007	$12,262	$25,376	$34,108
Other comprehensive income
Unrealized foreign currency translation (gain) loss	(1,331)	417	(638)	362
Comprehensive income	$15,338	$11,845	$26,014	$33,746
Per share information
Basic net income per share	$0.52	$0.46	$0.95	$1.29
Diluted net income per share	$0.47	$0.42	$0.86	$1.12
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".